Corresp


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


        Response to September 29, 2006 Comment Letter regarding Form 20-F

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------



1. Letter to SEC 10-18-2006

                                     EXHIBIT
                                     -------





Head Office

Chief Financial Officer

Sten Daugaard
Telefon   +49 (611) 6029-205
Telefax   +49 (611) 6029-201

18.10.2006

United States
Securities and Exchange Commission
Mrs. Lynn A. Dicker
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549
USA


Dear Mrs. Dicker, dear Mrs. Tillan:

This letter is in response to the comment letter, dated September 29, 2006, of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 20-F for the year ended December 31, 2005.

This letter contains our supplemental responses to your comments. For your convenience, we have followed the format of your letter and have included each of your comments as a preface to each of our responses.

We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you to enhance our disclosure in future filings with the Commission.


Form 20-F for the Fiscal year Ended December 31, 2005
-----------------------------------------------------

Item 15. Controls and Procedures, page 112
------------------------------------------

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days prior to the date of the annual report. Please confirm to us that management's conclusion regarding the effectiveness of your disclosure controls and procedures is as of the end of the period covered by the annual report and revise future filings to properly disclose the same. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No.33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.





Vorsitzender des       Deutsche Bank AG Augsburg                                  SGL CARBON AG
Aufsichtsrats:         (BLZ 720 700 01) Kto-Nr. 0 271 684                         Hauptverwaltung
Max Dietrich Kley      IBAN: DE74 7207 0001 0027 1684 00, BIC: DEUTDEMM720
                       Dresdner Bank AG Augsburg                                  Rheingaustra(beta)e 182
Vorstand:              (BLZ 720 800 01) Kto-Nr. 1 085 141                         65203 Wiesbaden
Robert J. Koehler      IBAN: DE47 7208 001 0108 5141 00, BIC: DRESDEFF720         Telefon   +49 611 6029-0
Theodore H. Breyer     Commerzbank AG Augsburg                                    Telefax   +49 611 6029-101
Sten Daugaard          (BLZ 720 400 46) Kto-Nr. 1 118 181                         www.sglcarbon.com
Dr. Hariolf Kottmann   IBAN: DE61 7204 0046 0111 8181 00, BIC: COBADEFF720
                       DE 195836937
Sitz der Gesellschaft:
Wiesbaden
Registergericht Wiesbaden
HRB 9448

SGL CARBON AG o  Postfach 5020 o  65040 Wiesbaden

Response SGL:

We confirm that management's conclusion regarding the effectiveness of our disclosure controls and procedures was as of the end of the period covered by the annual report, i.e. December 31, 2005. Future filings will read as such:

The Chief Executive Officer and the Chief Financial Officer have evaluated, as of December 31, 2006, our disclosure controls and procedures as defined under Rules 13a-15(e) of the Securities Exchange Act of 1934. Based on such evaluation, they have concluded that our disclosure controls and procedures are effective as of December 31, 2006 to achieve their intended objectives.


2. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in [your] annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13 a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Response SGL:

We will remove this wording in future filings.


3. We note your statement that your management concluded that "as of the end of the period covered by [the] report, [your) disclosure controls and procedures provide reasonable assurance of achieving their objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section ll.F .4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm .

Response SGL:

In future filings, we will disclose the following:

The disclosure controls and procedures are designed to provide reasonable assurance of achieving their intended objectives and the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.


4. We note your disclosure that there were "no significant changes in [your] internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation." To the extent that your disclosure was provided to address Item 308 (c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

Response SGL:

We will correct the disclosure in future filings to address all changes.


Consolidated Financial Statements, page F-1
-------------------------------------------

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

5. We note that you present an amount for cash and cash equivalents as at December 31, 2004 of EUR 195.5 million which includes restricted cash and cash equivalents of EUR 128.0 million. However, we note that on page F-11 you define cash and cash equivalents as cash on hand, checks, balances with the German central bank, and unrestricted bank balances whose original term is three months or less.

     o Since that definition excludes restricted cash and cash equivalents, please tell how your presentation complies with IAS 7.

     o As necessary, consistent with paragraph 45 of IAS 7, in future filings revise the note on page 11 to also include a definitive statement describing the components of cash and cash equivalents used for purposes of presenting your statements of cash flows.

Response SGL:

Our cash and cash equivalents as of December 31, 2004 amounting to EUR 195.5m includes funds designated for payments regarding our antitrust liabilities. The EUR 128.0m designated in this respect could be used at anytime to settle these liabilities and was in fact utilized during 2005. Therefore, funds were qualified and presented in line with IAS 1.57 (d) and IAS 7.6, 7.7 as cash.

We will clarify the definition of cash and cash equivalents in our summary of accounting policies on page F-11 and extend the definition to include restricted cash.

6. We note that you present cash provided by operating activities before payments for antitrust proceedings. Please tell us the purpose and usefulness of this presentation. Please refer to paragraphs 83 - 84 and BC 13 of IAS 1 as well as Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance and found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response SGL:

We will remove this line item in future filings.


Note 1. Summary of Accounting Policies, page F-8
------------------------------------------------

Basis of Presentation, page F-8
-------------------------------

7. We note your disclosure on this page that the "consolidated financial statements of SGL Carbon have been prepared in accordance with the International Financial Reporting Standards (IFRS) as applied in the European Union (EU)." This statement appears inconsistent with disclosure made throughout the filing and in the auditors' reports, which indicate that you have prepared your financial statements in accordance with IFRS. Please refer to paragraph 14 of IAS 1 and address the following:

     o Tell us the generally accepted accounting principles under which you prepared the financial statements. That is, please clarify whether you used IFRS as issued by the International Accounting Standards Board, IFRS as endorsed by the European Union, or another basis of GAAP.

     o Discuss why you refer to IFRS as applied in the EU and not as endorsed or adopted by the EU.

     o If you used IFRS as endorsed by the EU to prepare your financial statements, please have your auditors explain to us why they refer to IFRS in their audit report and not IFRS as endorsed by the EU.

     o Similarly, discuss why you refer to IFRS throughout the financial statements, and not IFRS as endorsed by the EU.

Response SGL:

SGL's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

In future filings, we will remove any reference to "as applied in the European Union" so that our financial statement disclosures are consistent with our audit report.

Consolidation Methods, page F-8
-------------------------------

8. We note your disclosure that for "one subsidiary with a different balance sheet date, interim financial statements were used." Please explain to us how you complied with the requirements of paragraphs 26 and 27 of IAS 27 when consolidating this subsidiary.

     o Explain why it was impracticable to use the same reporting date for the financial statements of the parent and its subsidiaries when preparing your consolidated financial statements.

     o Describe any material adjustments you made to the subsidiary's financial statements for the effects of significant transactions or events that occur between the date of its financial statements and the date of the parent's financial statements.

     o Tell us the reporting date of the subsidiary and confirm to us that the length of the reporting periods, as well as any differences in the reporting dates, have been the same from period to period.

     o In future filings please revise the note to include similar disclosure clarifying how your accounting complies with the guidance.

Response SGL:

We have one company in the group whose fiscal year ends on March 31. For this legal entity we prepared additional financial statements for consolidation purposes as of the twelve months ended December 31, 2005 and included the results of this entity for this period in the group's consolidated financial statements. This procedure is in line with IAS 27 paragraph 26 which requires that "When the reporting dates of the parent and a subsidiary are different, the subsidiary prepares, for consolidation purposes, additional financial statements as of the same date as the financial statements of the parent." Therefore, we have used the same reporting date for the subsidiary as of the parent, and there are no differences to disclose.

We will change the wording from "interim financial statements" to "additional financial statements for consolidation purposes prepared for the same period as the Company" in future filings.


Note 3. Retrospective Restatements, page F-13
---------------------------------------------

9. In future filings, when applying paragraph 42 of IAS 8, since IAS 33 applies to your company, please disclose for each prior period presented, to the extent practicable, the amount of your correction or errors for basic and diluted earnings per share. Please refer to paragraph 49 (b)(ii) of IAS 8.

Response SGL:

IAS 8 paragraph 49 b(ii) requires the disclosure of the amount of error correction for basic and diluted earnings per share. This information is included on page F-14 in Note 3 to our financial statements for 2004 (0.02 Euro per share) and for 2003 (0.18 Euro per share).


Note 19. Equity, page F-25
--------------------------

10. In future filings please include all of the disclosures required by paragraph 76 (a)(i) - (vii) of IAS 1 related to your share capital, or tell us why you are not required to provide them.

Response SGL:

IAS 1 paragraph 76 a (i) requires the disclosure of, for each class of share capital, the numbers of shares authorized. SGL has only one class of share capital. The required disclosure is included on page F-26 in the second paragraph: "the board of Management is authorized, with the consent of the supervisory board, to increase the Company's share capital by a total of up to
(euro)69,862,876.16 (authorized capital I) by issuing up to 27,290,006 new shares..."

IAS 1 paragraph 76 a (ii) and (iii) requires the disclosure of the number of shares issued and fully paid, and issued but not fully paid as well as the disclosure of the par value per share or that the shares have no par value. SGL has only fully paid shares issued. The number of shares is included on page F-25 second paragraph in Note 19 ("56.591.249 no-par value ordinary bearer shares").

IAS 1 paragraph 76 a (iv) requires a reconciliation of number of shares outstanding at the beginning and at the end of the period. That information is included in note 19 on page F-28 fourth paragraph: "On March 16, 2005, the capital increase approved on January 27, 2005, by the Board of Management and with the consent of the Supervisory Board on February 10, 2005 of 591,434 shares was implemented. These shares were purchased at (euro)2.56 and used to fulfill bonus claims of the Company's employees. Furthermore, in March 2005 a total of 36,025 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2003. Employees participating in the Matching Shares Plan 2003 contributed bonus claims totaling (euro)358,809 to the Company as a contribution in kind. Of this amount, (euro)92,224 refers to the share capital, with the remaining
(euro)266,585 referring to the share premium. In the 2005 fiscal year, 128,500 options were exercised under the Stock Option Plans. The total number of shares increased in 2005 by 755,959 from 55,835,290 to 56,591,249 at December 31,
2005."

IAS 1 paragraph 76 a (v) requires the disclosure of the rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital. SGL has disclosed all applicable required information regarding the rights in note 19. There are no preferences or restrictions on the distribution of dividends or the repayment of capital.

IAS 1 paragraph 76 a (vi) requires the disclosure of the shares in the entity held by the entity or by its subsidiaries or associates. There are no shares held by the entity or its subsidiaries or its associates as of December 31, 2005 in the SGL Carbon Group.

IAS 1 paragraph 76 a (vii) requires the disclosure of the shares reserved for issue under options and contracts from the sale of shares, including the terms and amounts. With regard to shares reserved for issue under options, other than stock instruments granted to employees, as well as under contracts from the sale of shares, this disclosure was not applicable to SGL, because there were no such options or contracts. With regard to shares reserved for issue under stock instruments granted to employees, the numbers of such issuable shares were disclosed among the detailed information provided on each of such share-based payment plans in Note 30 in the table at the top of Page F-47. Under German corporation law, sufficient amounts of registered conditional capital must underly such share based payment plans. Those statutory conditional capital amounts are disclosed in Note 19 under the caption "Conditional capital".


Note 26. Information Concerning Financial Instruments, page F-35
----------------------------------------------------------------

11. Please disclose in future filings, for your financial liabilities and derivative financial instruments, consistent with paragraph 27 of IFRS 7, the methods and assumptions applied in determining fair values.

Response SGL:

We will include all IFRS 7 required disclosures in future filings. Please note, however, that we do not plan to early adopt IFRS 7.



Derivative Financial Instruments, page F-36
-------------------------------------------

12. Please provide in future filings the disclosures required by paragraph 40 - 41 of IFRS 7 related to market risk sensitivity, or tell us why you are not required to provide this information.

Response SGL:

We will include all IFRS 7 required disclosures in future filings. Please note, however, that we do not plan to early adopt IFRS 7.


Note 30. Management and Employee Stock Option Programs, page F-41
-----------------------------------------------------------------

Stock Appreciation Rights Plan 2005 (SAR Plan 2005), page F-45
--------------------------------------------------------------

13. We note the disclosure on page F-47 that equity instruments granted under the plan in 2005 were valued by an independent financial services provider. Please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating fair value.

Response SGL:

We do take responsibility for the valuation and we will remove reference in future filings.


Note 31. Exemption in Accordance with Article 264 Paragraph 3 of the German
---------------------------------------------------------------------------
Commercial Code, page F-47
--------------------------

14. With a view towards disclosure, please tell us the nature of the exemption to which you refer in this disclosure and how the exemption impacted the consolidated financial statements.

Response SGL:

Generally all German companies are required to submit their audited statutory financial statements (statutory financial statements) according to German GAAP to the commercial register ("Handelsregister"). According to Section 264 paragraph 3 of the German Commercial Code (Handelsgesetzbuch or `HGB'), companies are exempt from preparing and submitting these statutory audited financial statements for their German subsidiaries under specific conditions. One of these condition (Section 264 paragraph 3 No. 4 HGB) is that the usage of this exemption for all affected companies is included in the notes to the consolidated financial statements. All companies affected need to be named each in the consolidated IFRS financial statements of the parent in order to make use of the exemption and these companies do not need to file or register their statutory financial statements if named in the consolidated IFRS financial statements. This is the only reason why Note 31 is included in the group's financial statements.

All these companies are included in the group's financial statements and this note has no impact on the consolidated financial statement.


Note 34. Significant Differences Between International Financial Reporting
--------------------------------------------------------------------------
Standards (IFRS) and United States Generally Accepted Accounting Principles
---------------------------------------------------------------------------
(U.S. GAAP), page F-49
----------------------

g) Revenue Recognition, page F-54
---------------------------------

15. We note that under U.S. GAAP you deferred the profit of the Audi parts. Please tell us how the deferral of the net profit versus deferring the gross revenue and related cost of goods sold is in accordance with U.S. GAAP. Refer to SAB 104 and EITF 00-21 as necessary. Additionally, please provide us with a quantitative analysis of deferring the revenue on a gross versus net basis.

Response SGL:

Under U.S. GAAP, we have concluded the revenue related to the delivered component and the undelivered component of the cooperation agreement should be treated as a single unit of accounting and recognized over the performance period of the contract.

The components of this agreement include the rights to a patent being sold to Audi for which we received cash up front, and an ongoing cooperation agreement to design a product for Audi utilizing the technology associated with this patent.

The wording in this footnote needs to be clarified as the delivered component is a patent rather than "parts". The use of the word parts was intended to refer to a "part" of the arrangement and this was not clarified in translation. We have in fact deferred the revenue associated with the sale of the patent on a "gross basis" for U.S. GAAP purposes over the contract term.

The last sentence of footnote 34. g) currently reads as follows "Accordingly the profit of such parts was recognized immediately under IFRS and was deferred under U.S. GAAP". We will revise this sentence in future filings to read "Accordingly the gross revenue related to the delivered component of the cooperation agreement was recognized immediately under IFRS but was deferred under U.S. GAAP".






By:                                              By:

Sten Daugaard                                    Wilhelm Hauf
Chief Financial Officer                          Head of Group Accounting
Member of the Board of Management

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SGL CARBON Aktiengesellschaft



Date: October 24, 2006                By: /s/ Robert J. Kohler
                                          ------------------------------
                                          Name:    Robert J. Koehler
                                          Title:   Chairman of the Board of
                                                   Management


                                      By: /s/ Sten Daugaard
                                          ------------------------------
                                          Name:    Mr. Sten Daugaard
                                          Title:   Member of the Board of
                                                   Management